Exhibit 99.1

Youlife Group Establishes Future International Vocational Education Research Institute (FIIVE), Think Tank for Global Talent Innovation

SHANGHAI, May 28, 2026 /PRNewswire/ -- Youlife Group Inc. (“Youlife” ) (NASDAQ: YOUL), a leading blue-collar lifetime service provider in China, today announced the establishment of the Future International Vocational Education Research Institute (“FIIVE”) in Shanghai, a global think tank and innovation platform connecting China’s vocational education ecosystem with international industry needs.

Leveraging 18 years of operational expertise from Youlan International, Youlife’s primary consumer and recruitment brand, and Tiankun International Education Group, Youlife’s vocational education subsidiary, FIIVE will prioritize practical, industry-driven research across the intersection of vocational education, industrial transformation, and next-generation technical skills.

Via its alignment with the guidelines of the UNESCO International Centre for Technical and Vocational Education and Training, FIIVE will aim to become a two-way bridge -- exporting proven, scalable vocational models to emerging markets, while bringing advanced global educational concepts into China.

FIIVE will focus on ten core domains:

1.	Policy & Governance: Research on vocational education policies and institutional operating standards.

2.	Talent Innovation: Cultivation models for high-end technical elites and pioneers.

3.	Industry-Education Fusion: Structured integration of industry-academia partnerships and specialized industry colleges.

4.	Digitalization & Future Skills: Research focused on the digital transformation of classrooms and mapping next-gen workforce capabilities.

5.	International Benchmarking: Standardizing group-based school operations against top-tier global benchmarks.

6.	Curriculum Design: Reconstruction of professional clusters and competency-mapped curriculum architectures.

7.	Faculty Empowerment: Advanced training for master educators, institutional leaders, and specialized craftsmen.

8.	Quality Assurance: Implementation of teaching diagnostic systems and rigorous quality evaluation frameworks.

9.	Practical Training: Strategic guidance for technical skills competitions and modern training base construction.

10.	Commercialization: Accelerated transformation and real-world application of vocational research achievements.

FIIVE’s research pipeline is directly linked to major emerging sectors, including the artificial intelligence, the low-altitude economy, and new energy vehicles. Its work will span seven verticals, from research and consulting to curriculum development, teacher training, and project execution, with all models initially validated within Youlife’s partner schools to ensure scalability and commercial viability.

“The restructuring of global supply chains and rapid technological change demand a new approach to developing workforce technical talent,” said Mr. Yunlei Wang, the founder, chief executive officer, and chairman of the board of directors of Youlife. “FIIVE provides this approach by ensuring that cutting-edge insights flow directly to our schools and industry partners, thus creating a continuous loop between research, classroom application, and scalable industry models.”

Looking ahead, FIIVE intends to host international forums, publish industry white papers, and lead cross-border education initiatives designed to reinforce Youlife’s position at the forefront of global workforce development.

About Youlife Group Inc.

Youlife is a leading global provider of blue-collar lifecycle services, dedicated to modernizing blue-collar employment through data, training, and AI-driven workforce solutions. In the talent services sector, Youlife operates 180 domestic branches and over 10 overseas offices. By partnering with more than 10,000 renowned enterprises worldwide, Youlife provides stable and future-ready workforce infrastructure at scale. Under its “School-Enterprise Cooperation” model, Youlife maintains a nationwide network of vocational schools, including 37 schools and 146 curriculum development programs, covering 37 cities and counties across 16 provinces in China. For more information, please visit: https://ir.youlife.cn/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

Company Contact

Sufang Fu
youlife.ir@youlanw.com
(86) 18280935910

Investor Relations Contact

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, NY 10036
Office: +1 (646) 893-5835
Email: ir@skylineccg.com